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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASTEX PHARMACEUTICALS, INC.
(Name of Subject Company)

ASTEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04624B103
(CUSIP Number of Class of Securities)

James S.J. Manuso, Ph.D.
Chairman and Chief Executive Officer
Astex Pharmaceuticals, Inc.
4140 Dublin Blvd., Suite 200
Dublin, California 94568
(925) 560-0100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to
Page Mailliard
Denny Kwon
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Astex Pharmaceuticals, Inc., a Delaware corporation ("Astex" or the "Company"). Unless the context indicates otherwise, we use the terms "us," "we" and "our" to refer to the Company. The address of the Company's principal executive office is 4140 Dublin Blvd., Suite 200, Dublin, California 94568. The telephone number of the Company's principal executive office is (925) 560-0100.

Securities.

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the common stock, $0.001 par value per share, of Astex (the "Shares" or the "Common Stock"). As of the close of business on September 12, 2013, the last full day of trading before the commencement of the Offer, there were (i) 95,006,917 Shares issued and outstanding, (ii) 2,783,760 Shares reserved for future issuance or otherwise deliverable under the Company's 2003 Stock Plan, (iii) 365,661 Shares reserved for future issuance or otherwise deliverable under the Company's 2008 Employee Stock Purchase Plan, (iv) 15,464,910 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (v) 184,628 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        Astex, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Statement relates to the tender offer by Autumn Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Otsuka Pharmaceutical Co., Ltd., a Japanese joint stock company ("Parent" or "Otsuka" and together with Purchaser, the "Offerors"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on September 13, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares at a purchase price of $8.50 per share, net to the holder thereof in cash (the "Offer Price"), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2013 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement (as defined below), constitute the "Offer"). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 5, 2013 (as such agreement may be amended from time to time, the "Merger Agreement"), by and among Parent, Purchaser and Astex. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Astex (the "Merger"), with Astex surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. Astex does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the "Effective Time"), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or the Company, or by any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and Astex will become wholly owned by Parent.

        The offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of October 10, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the "Expiration Date").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        As set forth in the Schedule TO, Purchaser's and Parent's principal executive offices are located at 2-9 Kanda Tsukasa-machi, Chiyoda-ku, Tokyo 101-8535, Japan, and the telephone number of their principal executive offices is +81-3-6717-1400.

        Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC's website at www.sec.gov, or on the Company's website at www.astx.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, to the knowledge of Astex, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Astex or any of its affiliates and (i) any of Astex's executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Arrangements with the Offerors and Certain of Their Affiliates.

  Merger Agreement.

        On September 5, 2013, Astex, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—"The Merger Agreement; Other Agreements—Merger Agreement" in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Astex, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Astex contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

  Representation on the Board.

        Under the Merger Agreement, effective upon Purchaser's initial acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer ("Acceptance Time") and from time to time thereafter, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, Parent is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Astex (the "Board") that is equal to the total number of directors on the Board (giving effect to the directors so elected or designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and Parent bears to the total number of Shares then outstanding. At Parent's request, Astex will either take all actions necessary to increase the size of the Board, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected or designated to the Board, and will take all actions necessary to enable Parent's designees to be so elected or designated at such time. Astex also agreed, at Parent's request, to cause Parent's designees to serve, in the same relative percentage as they hold on the Board, on each committee of the Board, each board of directors (or similar body) of each Astex subsidiary and each committee (or similar body) of each such board. For more information see Section 11—"The Merger Agreement; Other Agreements—Merger Agreement—Astex's Board of Directors" in the Offer to Purchase.

        The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

  Confidentiality Agreement.

        On July 3, 2013, Astex and Parent entered into a confidentiality agreement, which was subsequently amended by a letter dated August 5, 2013 (the "Confidentiality Agreement"), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and, for a period of five years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, Parent also agreed, among other things, to certain "standstill" provisions for the protection of Astex for a period of three years from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of three years from the date of the Confidentiality Agreement, Parent would not solicit Astex's employees.

        The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and the letter of amendment, which is filed as Exhibit (e)(3) to this Schedule 14D-9. Both of the foregoing documents are hereby incorporated by reference.

Arrangements with Current Executive Officers and Directors of Astex.

        Certain of Astex's executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Recommendation of the Board."

        For further information with respect to the arrangements between Astex and its named executive officers, see the information included under "Item 8. Additional Information—Golden Parachute Compensation", which is hereby incorporated into this Item 3 by reference.

  Effect of the Offer and the Merger Agreement on Equity Awards.

        Treatment of Shares.    Astex's directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Astex stockholders who tender Shares. If the Merger occurs, any Shares owned by Astex's directors and executive officers which were not tendered into the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Astex stockholders who did not tender Shares in the Offer.

        Treatment of Astex Stock Options.    The Merger Agreement provides that immediately prior to the Acceptance Time, each outstanding option to purchase Shares under the Company's 2003 Stock Plan (collectively, the "Options") will vest in full, and each such Option will be cancelled at the Acceptance Time and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share of such Option, and (b) the number of Shares underlying such Option (the "Option Consideration"). The Option Consideration, less applicable tax withholding, will be payable to the holder of such Option as promptly as practicable, but no later than the next regular payroll date after the Closing.

        The following table sets forth the approximate amount of the payments that each of Astex's directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their owned Shares and Options held as of September 6, 2013, which are payable as described above.

Name	Number of Shares		Cash Consideration for Shares	Shares Subject to Vested Options	Shares Subject to Unvested Options	Aggregate Cash Consideration for Options
Charles J. Casamento	—		—	156,458	24,375	$767,348
Peter Fellner	—		—	55,000	35,000	$484,000
Thomas V. Girardi	348,500		$2,962,250	301,250	33,750	$1,610,425
Allan R. Goldberg	—		—	226,472	15,000	$1,226,750
Timothy Haines	—		—	70,625	44,375	$612,750
Ismail Kola	—		—	76,281	39,911	$682,535
Walter J. Lack	457,500		$3,888,750	108,750	33,750	$557,775
James S.J. Manuso	13,970	(1)	$118,745	5,480,001	1,989,999	$31,839,500
Harren Jhoti	59,784	(2)	$508,164	480,347	490,066	$6,411,881
Mohammad Azab	7,500		$63,750	601,250	498,750	$6,516,000
Martin Buckland	4,500		$38,250	399,880	364,837	$5,130,004
Michael Molkentin	27,589		$234,507	659,167	312,083	$4,904,670

(1)
Includes 60 shares held individually by spouse and 10 shares held by spouse as custodian for their daughter under the Uniform Grant to Minors Act.

(2)
Includes 16,084 held by spouse. Dr. Jhoti disclaims beneficial ownership of such 16,084 shares.

        Treatment of Astex Employee Stock Purchase Plan.    Each of the officers, other than Dr. Manuso, is eligible to participate in Astex's 2008 Employee Stock Purchase Plan (the "ESPP"). Pursuant to the Merger Agreement, the current ESPP offering period will be shortened and participants' rights with respect to such offering period will be determined as of no later than the last business day prior to the Acceptance Time and the ESPP will then terminate immediately prior to the Acceptance Time.

  Severance Benefits and Bonus Arrangements with Executive Officers.

        James S.J. Manuso Employment Agreement.    The Company entered into an employment agreement, dated October 1, 2010, as amended and restated March 10, 2011, with Dr. Manuso, the Company's Chairman and Chief Executive Officer for a term ending on December 31, 2014 (the "Manuso Agreement"). If Dr. Manuso's employment is terminated as a result of an "Involuntary Termination" within 12 months of a "Change in Control" (as such terms are defined in the Manuso Agreement), Dr. Manuso would be entitled to the following severance payments and benefits under the Manuso Agreement, each of which, other than the relocation reimbursement, is subject to his executing and not revoking a general release of claims in favor of Astex:

  •
  a lump sum payment equivalent to eighteen months of his then-current base salary;

  •
  a lump sum payment equivalent to any unpaid amount of bonus due to him under his employment agreement (up to a maximum of $1 million);

  •
  reimbursement for all reasonable relocation expenses to him or his family's relocation from California to New York, including, but not limited to, short-term hotel costs or apartment rental for a period not to exceed six months, with the total relocation expenses not to exceed $100,000. Dr. Manuso will be entitled to receive additional cash compensation to fully offset taxes attributable to him as a result of payment of such relocation expenses;

  •
  full acceleration of the vesting of any then-unvested stock options in other equity awards held by Dr. Manuso, with performance awards accelerating at 100% of target levels;

  •
  extension of the post-termination exercise period for stock options to one year following termination (or through the original option term, if less);

  •
  Company reimbursement of COBRA premiums for a period not to exceed eighteen months following a termination or earlier if Dr. Manuso secures other employer coverage (or a taxable monthly payment equal to twice the monthly COBRA premium that would be required to continue Dr. Manuso's group health coverage in effect as of the date of termination if the Company determines the foregoing benefit would potentially violate applicable law or regulations).

        In addition to the benefits summarized above, the Manuso Agreement provides that upon a Change of Control during the term of such agreement, Dr. Manuso will be granted a fully-vested option to purchase 360,000 Shares, which will have a strike price equal to the fair market value of the Shares as of the grant date. This option, if granted, would be cancelled at the Acceptance Time and the consideration paid to Dr. Manuso, if any, cannot be determined as of the date hereof.

        On September 4, 2013, the Board approved the following additional payments and benefits to be paid upon a termination of Dr. Manuso's employment for any reason within one year following consummation of the Merger:

  •
  Company-paid family health insurance for a period of 24 months following termination of Dr. Manuso's COBRA continuation coverage (or a lump-sum payment equal to the cost of such coverage if the Company determines that the foregoing benefit would potentially violate applicable laws or regulations) as well as an additional payment to fully offset taxes attributable to him as a result of such coverage.

  •
  $2 million in Company-paid life insurance coverage for Dr. Manuso for a period of 24 months following termination. The Company will provide additional cash compensation to fully offset taxes attributable to the deemed income resulting from such life insurance coverage.

        If Dr. Manuso's employment is terminated other than within twelve months following a Change in Control, he may be eligible to participate in the Officer Severance Benefit Plan (as described below) to the extent determined by the Board.

        Harren Jhoti and Martin Buckland Employment Agreements.    The two U.K.-based officers, Dr. Jhoti and Dr. Buckland, have employment agreements with Astex's U.K. subsidiary. These agreements, most recently amended on June 22, 2012, provide for an annual contribution equal to 10% of base salary to the pension program of the Astex U.K. subsidiary, a six month notice period in the event of certain terminations of employment, and twelve month post-termination non-competition and non-solicitation covenants. Additionally, Drs. Jhoti and Buckland are entitled to participate in the Officer Severance Benefit Plan (as described below).

        Officer Severance Benefit Plan.    The Company maintains the Astex Severance Benefit Plan for Officers, as amended and restated June 22, 2012 (the "Severance Plan"), which covers all the executive officers. The Severance Plan provides that upon a covered officer's "Involuntary Termination" within one year following a "Change of Control" (as each such term is defined in the Severance Plan) the officer will receive the following severance benefits, subject to the execution and non-revocation of a general release of claims in favor of Astex:

  •
  A lump sum cash severance payment equal to (a) twelve months base salary, plus (b) one additional month for each full year of service completed, not to exceed six additional months of base salary.

  •
  Full acceleration of the vesting of any then-unvested stock options or other equity awards held by the executive officer, with performance awards accelerating at 100% of target levels, and extension of the post-termination exercise period for stock options to one year following termination (or through the original option term, if less).

  •
  Career transition services through an outplacement service provider for a period of nine months or such longer period determined by the Board, up to a maximum period of twenty-four months. Outplacement services currently cost the Company approximately $12,000 per year for each executive officer.

  •
  Company-paid premiums for COBRA health continuation coverage during the number of weeks of base salary in respect of which the amount paid to the eligible executive officer under the cash severance, as described above, was calculated or such longer period determined by the Board, up to the maximum COBRA continuation coverage period permissible (or a taxable monthly payment equal to twice the monthly COBRA premium that would be required to continue the executive officer's group health coverage in effect as of the date of termination if the Company determines the foregoing benefit would potentially violate applicable laws or regulations).

        If an Involuntary Termination occurs other than within twelve months following a Change of Control, the Severance Plan provides for a lump sum cash severance of (i) two weeks base salary, which (other than in respect of participants employed by a U.K. affiliate of the Company) shall be paid in lieu of notice, plus (ii) thirty nine weeks base salary and plus (iii) an additional two weeks per each full year of service and one week for each partial year of service completed, along with the same career transition and COBRA benefits as described above within one year following a Change in Control. The foregoing benefits are subject to the execution and non-revocation of a general release of claims in favor of Astex.

        The terms of the Severance Plan provide that benefits otherwise payable under the plan may be reduced by other severance benefits or notice pay payable in connection with the officer's termination under a written severance or employment agreement with Astex or an affiliate of Astex.

        In the event that any severance amounts paid pursuant to the Manuso Agreement or the Severance Plan would constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and would be subject to the excise tax imposed by Section 4999 of the Code, such amounts would either (i) be reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) be paid in full to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code. For purposes of this disclosure we assume that the benefits are not subject to a reduction under this provision.

        The descriptions above are qualified in their entirety by reference to the Manuso Agreement, the employment agreements with Drs. Jhoti and Buckland and the Severance Plan, which are filed as Exhibits hereto and incorporated herein by reference.

        Accelerated Fiscal 2013 Annual Bonus.    On September 4, 2013, the Board approved the lump sum payment of cash amounts equal to the on-target 2013 bonus payments for each of the executive officers (each, an "Accelerated 2013 Bonus"), payable immediately prior to the closing of the Merger and subject to applicable withholding. The Accelerated 2013 Bonuses are contingent on the consummation of the Merger prior to the normally scheduled payment of the 2013 annual bonuses and on the continued employment of each respective executive officer through the closing of the Merger. Please reference the table below for the amount of the Accelerated 2013 Bonus payable to each executive officer.

        Merger Success Bonus.    On September 4, 2013, the Board approved payment of lump sum cash retention bonuses for each of the executive officers (each, a "Merger Success Bonus"), payable immediately prior to the consummation of the Merger. Merger Success Bonus payments are contingent on the continued employment of each respective executive through the closing of the Merger, and will be paid less applicable withholding.

        The following table sets forth the Accelerated 2013 Bonus and Merger Success Bonus payable to each executive officer. Drs. Jhoti and Buckland will be paid each such bonus in British pounds sterling, and such amounts have been converted to U.S. dollars in the following table for disclosure purposes only.

Name	Accelerated 2013 Bonus		Merger Success Bonus
James Manuso	$675,000		$2,000,000
Mohammad Azab	$253,440		$253,440
Michael Molkentin	$202,240		$202,240
Harren Jhoti	$326,722	(1)	$272,269	(2)
Martin Buckland	$181,512	(3)	$181,512	(3)

(1)
Actual payment to be £208,103, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger and the Accelerated 2013 Bonus. Such exchange rate is subject to change.

(2)
Actual payment to be £173,420, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger and the Merger Success Bonus. Such exchange rate is subject to change.

(3)
Actual payments to be £115,613 each, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger, the Accelerated 2013 Bonus and the Merger Success Bonus. Such exchange rate is subject to change.

        Summary of Payments to Executive Officers.    The following table summarizes the potential payments and benefits described above, including severance payments for each of the executive officers, assuming the executive officer's employment is terminated by Astex in an "Involuntary Termination" upon the consummation of the Merger, and to the extent applicable, assuming each executive officer receives the maximum benefits and payments under the applicable agreements and plans for the full severance period. For amounts payable for the potential cash out value of equity awards held by each executive officer see the section above entitled "Item 3—Arrangements with Current Executive Officers and Directors of Astex—Effect of the Offer and the Merger Agreement on Equity Awards."

Name	Potential Cash Severance Payments		Potential Fringe Benefits		Merger Success Bonus		Accelerated 2013 Bonus		Potential Tax Reimbursement		Potential Pension Contribution
James Manuso	$1,766,193	(1)	$314,560	(2)	$2,000,000		$675,000		$559,512	(4)	—
Mohammad Azab	$675,840		$37,585	(3)	$253,440		$253,440		—		—
Harren Jhoti	$813,453	(6)	$29,657	(3)	$272,269	(7)	$326,722	(8)	—		$40,672	(5)
Martin Buckland	$542,302	(9)	$28,700	(3)	$181,512	(10)	$181,512	(10)	—		$27,115	(5)
Michael Molkentin	$606,720		$39,283	(3)	$202,240		$202,240		—		—

(1)
Represents 18 months' base salary plus the unpaid 2014 target bonus of $675,000.

(2)
Represents (i) the maximum $100,000 relocation reimbursement payment to which Dr. Manuso may become entitled under the Manuso Agreement, (ii) employer-provided post-termination medical coverage for a period of 42 months with an estimated value of $129,600, (iii) an estimated $60,960 in imputed income to Dr. Manuso from the $2 million life insurance coverage over a 24-month period, and (iv) the value of the 24 months of company-provided career transition assistance, which is estimated to be $24,000.

(3)
Represents employer paid COBRA continuation coverage payments, or comparable payments to U.K. employees, for the applicable severance period plus the value of 24 months of company-provided career transition assistance.

(4)
Represents a tax gross-up payment to which Dr. Manuso may become entitled with respect to the value of the relocation reimbursement payment, the $2 million life insurance policy and company-provided family medical coverage for 24-months after the expiration of Dr. Manuso's COBRA coverage, calculated at an assumed ordinary tax rate of 51% and a Code Section 4999 tax rate of 20%, pursuant to the terms of the Manuso Agreement and as approved by the Board on September 4, 2013.

(5)
Represents a 10% of salary employer contribution to each employee's U.K. Personal Pension, to which Drs. Jhoti and Buckland may become entitled during the 6-month termination notice period under the terms of their employment agreements.

(6)
Actual payment to be £520,259, which includes a lump sum cash payment upon an Involuntary Termination within one year following a Change of Control equal to (a) 12 months base salary plus (b) one additional month for each full year of service, not to exceed six (6) months and has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger. Such exchange rate is subject to change.

(7)
Actual payment to be £173,420, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger and the Merger Success Bonus. Such exchange rate is subject to change.

(8)
Actual payment to be £208,103, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger and the Accelerated 2013 Bonus. Such exchange rate is subject to change.

(9)
Actual payment to be £346,839, which includes a lump sum cash payment upon an Involuntary Termination within one year following a Change of Control equal to (a) 12 months base salary plus (b) one additional month for each full year of service, not to exceed six months and has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger. Such exchange rate is subject to change.

(10)
Actual payment to be £115,613, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger, the Accelerated 2013 Bonus and the Merger Success Bonus. Such exchange rate is subject to change.

  Employee Matters Following Closing.

        The Merger Agreement provides that, for a period of one year following the closing of the Merger, the Surviving Corporation will provide each employee of Astex or its subsidiaries who continues to be employed by Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time with at least the same base salary or regular wages as in effect as of the Acceptance Time and with compensation and benefits (other than equity-related benefits and benefits under individual employment agreements) that are either substantially comparable to that provided by Astex on the signing date of the Merger Agreement or that are no less favorable in the aggregate to what Parent provides to its similarly situated employees.

  Indemnification; Directors' and Officers' Insurance.

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Astex has included in its certificate of incorporation, as amended and restated (the "Charter"), and its bylaws, as amended and restated (the "Bylaws"), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Astex also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(7) hereto and herein incorporated by reference.

        The Merger Agreement provides for certain indemnification and insurance rights in favor of Astex's current and former directors or officers, who we refer to as "indemnified persons." Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under Astex's certificate of incorporation, bylaws or other indemnification agreements, with respect to acts or omissions arising on or before to the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

        For a period commencing on the Acceptance Date and ending on the sixth anniversary of the Effective Date, Parent agreed to maintain directors' and officers' liability insurance on coverage and amounts that are no less favorable than those of the policy currently maintained by Astex with respect to acts or omissions arising on or before the Effective Time. However, Parent is not required after the Effective Time to pay annual premiums in excess of 300% of the last annual premium for Astex's existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

        Astex may purchase, prior to the Effective Time a six-year prepaid "tail" policy on terms and conditions providing substantially equivalent benefits as the current policies of Astex with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). If such a "tail" policy is obtained, Parent will maintain the policy for its full term and will have no further obligations with respect to directors' and officers' liability insurance and fiduciary liability insurance under the Merger Agreement.

        If Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Continuing Directors.

        The Merger Agreement provides that, in the event directors are designated by Purchaser are elected or appointed to the Board, until the Effective Time, Astex will use reasonable best efforts to cause the Board to maintain at least two directors who are members of the Board on or prior to the date of the Merger Agreement and who are not affiliates or employees of Parent or any of its subsidiaries, each of whom shall be an "independent director" as defined by the rules of the NASDAQ Stock Market (the "Continuing Directors"). After the Acceptance Time and prior to the Effective Time, if Purchaser's designees constitute a majority of the Board, the affirmative vote of a majority of the Continuing Directors (in addition to the approval rights of the Board or the stockholders of Astex as may be required by Astex's certificate of incorporation or bylaws or by applicable law) will be required to authorize (i) any amendment or termination of this Agreement on behalf of the Company, (ii) any amendment of this Agreement requiring action by the Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iv) any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (v) any amendment of the certificate of incorporation or bylaws of the Company that would adversely affect the stockholders of the Company and (vi) any other action to be taken or not to be taken on behalf of the Company under or in connection with the Merger Agreement or the transactions contemplated thereby. The foregoing summary is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11—"The Merger Agreement; Other Agreements—Merger Agreement—Astex's Board of Directors" in the Offer to Purchase.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        At a meeting held on September 4, 2013, the Board unanimously:

  (i)
  determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of Astex and Astex's stockholders;

  (ii)
  approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL; and

  (iii)
  resolved to recommend that Astex's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that Astex's stockholders tender their Shares pursuant to the Offer. A press release dated September 5, 2013, issued by Astex announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

  Background.

        As part of the ongoing evaluation of Astex's business, the Board and members of the senior management regularly review and assess opportunities to achieve long-term strategic goals, including, among other things, partnerships and strategic alliances to grow Astex's business and operations, potential opportunities for licensing arrangements, business combinations, acquisitions, dispositions, capital raising transactions, research and development programs and related costs, internal restructurings and investments, and other strategic alternatives.

        In late 2012, Dr. James Manuso, the Chairman of the Board and the Chief Executive Officer of Astex, had an informal meeting with the Chief Executive Officer of Company A, during which the two individuals discussed a potential business combination involving Company A and Astex. Occasional discussions concerning a possible transaction between the two companies occurred from time to time throughout late 2012, but the parties did not engage in formal discussions or decide on the nature of any such transaction at that time.

        At a regularly scheduled meeting on December 6, 2012, the Board discussed and reviewed Astex's five-year business plan previously delivered to the directors, which was the result of work by Astex senior management and a subgroup of the Board, together with input from an outside consultant retained by Astex. In connection with its deliberations, the Board discussed the advisability of revising the business plan consistent with the financial metrics and cost reductions discussed with the Board, and reviewing such revisions at a later meeting of the Board. In addition, the Board discussed the potential rewards and opportunities associated with the business plan, as well as some of the related challenges in executing the business plan, including (1) the need to raise significant amounts of additional capital to fund ongoing clinical trials, (2) the loss of orphan drug status in the United States for Dacogen, Astex's primary source of revenue, and the uncertain ramp-up of Dacogen sales in the European Union, (3) the increasing competition in the pharmaceutical industry for drugs targeting myelodysplastic syndromes ("MDS") and acute myeloid leukemia ("AML"), the primary indications for Dacogen and SGI-110, (4) the challenges in securing advantageous licensing partnerships to contribute to the funding of Astex's development operations, (5) the performance and status of Astex's research and development programs, as well as the significant cost levels required to continue and maintain these programs and (6) the long development period and inherent uncertainty in the development of pipeline products, including obtaining approvals for multiple indications of such products. As part of its review of the business plan, and in light of the significant challenge facing Astex, the Board authorized Astex's senior management to begin exploring available strategic alternatives, including possible operational changes or raising additional capital to fund Astex's continued regulatory and research efforts, as well as a possible sale of either assets or the entire company. The Board also authorized management to explore the engagement of a financial advisor to assist in its efforts to review potential strategic alternatives available to Astex.

        On December 27, 2012, the Board met to consider establishing a Strategic Planning Committee (the "SP Committee") to help facilitate the assessment of these strategic opportunities together with Astex senior management. The Board again reviewed the five-year business plan, including the challenges in executing such plan that had been most recently discussed at the December 6, 2012 Board meeting. Although the Board did not determine that a sale of all or a part of the company was appropriate at this point, it did believe that it was appropriate to designate a subgroup of the Board to work closely with Astex senior management as they refined the business plan and concurrently evaluated other potential strategic alternatives available to Astex. After deliberation, the Board established the SP Committee, comprised of Drs. Manuso (Chair) and Peter Fellner, as well as Messrs. Charles Casamento and Walter Lack. Members of the SP Committee were selected, among other things, for their experience in complex business transactions, including merger and acquisition transactions, given the nature of the alternatives the SP Committee might evaluate. The Board noted that the SP Committee included Astex's Chairman, Vice-Chairman and three independent directors, including Astex's Lead Independent Director. The Board empowered the SP Committee to evaluate various potential strategic alternatives, including pursuit of either a standalone strategy, review of the revised business plan and raising of additional capital, and/or a possible sale of assets or the entire company. Following up on the resolution from the prior Board meeting, the Board also empowered the SP Committee to engage a financial advisor to assist the SP Committee in its efforts.

        The SP Committee held its initial meeting on January 4, 2013, during which it discussed the five-year business plan and reviewed the results of Astex senior management's discussions with potential financial advisors. The SP Committee decided to defer retaining a financial advisor until the full Board had an opportunity to review the revised business plan at the next regularly scheduled board meeting. The SP Committee next discussed the potential preliminary discussions with Company A regarding a potential combination between Company A and Astex. Following discussion, the SP Committee authorized Astex's senior management to pursue confidential preliminary discussions with Company A.

        From January to February 2013, members of Astex senior management held several meetings with representatives of Company A and provided limited diligence materials to Company A. Discussions regarding a potential combination transaction terminated in late February 2013.

        Over the course of the next several months, Board and SP Committee members received regular telephonic and email updates on the activities conducted as part of the exploration of potential strategic alternatives available to Astex.

        In parallel with reviewing and updating the five-year business plan, exploring capital raising transactions and reviewing possible sales of assets or the company, Astex senior management also explored potential licensing transactions for SGI-110, a product candidate for treatment of AML and MDS, which Astex considers to be one of its priority products. Between December 2012 and May 2013, Astex contacted approximately 45 companies to explore potential licensing transactions, and held over 30 meetings to review the status and plans for the development of SGI-110. These companies included Company B and Parent. From these discussions, Astex received separate proposals from two Asian-based companies for a regional partnership for SGI-110. Both proposals contained financial terms that were significantly below the levels at which Astex would be willing to consider a transaction, and Astex determined not to pursue either proposal. The other potential licensing partners contacted during this process indicated that they would not be pursuing a potential licensing arrangement with Astex in relation to SGI-110 at that time as, among other things, most had expressed a concern that the compound was targeting a space in which there was significant competition and risk.

        On February 6, 2013, as a part of expense reduction measures, Astex restructured its Cambridge, United Kingdom operations and terminated 15 employees.

        At a regularly scheduled meeting on March 7, 2013, the Board discussed and reviewed the five-year business plan, including the projections contained therein, previously delivered to the directors. In addition, the Board discussed various potential strategic alternatives relating to Astex (including a potential sale of assets or the company and the possibility of pursuing a standalone strategy and raising additional capital), and the advisability of retaining a financial advisor to assist in evaluating these strategic alternatives. After discussion, the Board authorized senior management to retain a financial advisor to assist in reviewing potential strategic alternatives for Astex, including the potential sale of the company. Again, the Board noted that it had not made a determination to sell any or all of the company at this point, but that it was concurrently exploring potential strategic alternatives available to Astex, including pursuit of a standalone strategy.

        Drs. Manuso and Fellner, as representatives of the SP Committee, held discussions with numerous potential financial advisors and reviewed with the Board, at its April 15, 2013 meeting, a short list of nationally recognized financial advisors. The Board discussed the background of the potential financial advisors, including the breadth and depth of their experience and knowledge, as well as the teams that would potentially be involved and the Board members' previous experience with such advisors. After deliberations, the Board authorized the engagement of, and Astex subsequently engaged, Jefferies as its financial advisor. During the April 15th meeting, the Board also discussed the advisability of raising additional capital and related matters, including the corresponding significant dilution to Astex's existing stockholders that would result from an equity financing transaction and potential timing considerations, such as availability of data regarding Astex's pipeline products and the trading price of Common Stock. After deliberation, the Board determined to defer further discussion regarding raising additional capital.

        During May 2013, Astex senior management held telephonic and in-person meetings with Jefferies to identify companies that Astex senior management believed were most likely to be potentially interested in pursuing a potential acquisition of Astex, including several companies that were familiar with Astex based on previous licensing discussions. Astex's senior management also worked with Jefferies to prepare materials to assist potentially interested parties in their evaluation of Astex.

Beginning in the week of May 20, 2013 and continuing over the course of several weeks, in accordance with Astex's directives, Jefferies contacted over 30 companies on behalf of Astex to solicit their interest in pursuing a potential acquisition of Astex, including prominent pharmaceutical companies in Europe, the United States and Asia.

        On May 15, 2013, Company B contacted Martin Buckland, the Chief Business Officer of Astex, to request a meeting to discuss strategic investments and potential partnerships between the two companies.

        On June 4, 2013, Dr. Manuso met with representatives of Company B. During the conversation, Dr. Manuso informed the representative of Company B that Astex had engaged a financial advisor to assist Astex in exploring potential strategic alternatives. Company B executed a non-disclosure agreement on June 5, 2013 and, at Company B's request, was subsequently provided with confidential information regarding Astex to facilitate its evaluation of a potential transaction.

        The Board held a regularly scheduled meeting on June 13, 2013. Representatives of Jefferies joined, and reviewed, together with Dr. Manuso, the status of ongoing discussions with various potentially interested parties. In addition, the Board discussed the alternative of potentially raising additional capital. Jefferies discussed then current market conditions and the process and timing for a possible offering of securities. The Board also discussed Astex's capital requirements relating to its various initiatives and the significant costs required to continue and maintain its existing research and development programs. The Board directed Astex senior management to evaluate further a potential securities offering with Jefferies' assistance and to keep the Board and the SP Committee apprised. The Board and Astex senior management also discussed the five-year business plan, including the status of the current clinical programs. The Board noted that the business plan contemplated raising significant additional capital and one or more potential licensing transactions. After discussion, the Board approved the business plan, including the projections contained therein, and also directed Astex senior management to continue its ongoing exploration of potential strategic alternatives, including a possible equity financing or sale of the company. In addition, the Board discussed various strategic matters, including potential acquisitions of Astex and a potential licensing relationship for SGI-110 in Asia. Astex senior management discussed with the Board the status of potential opportunities in that regard, and noted that Astex regularly reviews such opportunities and would keep the Board apprised.

        After the June 13th Board meeting until execution of the Merger Agreement, members of the Board and the SP Committee received regular updates by telephone and email regarding the status of ongoing discussions with companies potentially interested in acquiring Astex.

        From late June to early July 2013, Parent and three additional companies (in addition to Company B) entered into non-disclosure agreements with Astex and, at their request, were provided with confidential information regarding Astex and its business to facilitate their evaluation of a potential transaction.

        On June 25, 2013, the senior management of Astex participated in a diligence session with representatives of Company B, during which initial diligence questions were answered. Each of the other companies that had entered into non-disclosure agreements were invited to participate in similar sessions, but none accepted.

        On June 28, 2013, the SP Committee held a telephonic discussion regarding a potential equity financing transaction and determined that, based on, among other things, Astex's then-current stock price, further discussion about raising additional equity capital would be deferred.

        On July 2, 2013, Dr. Buckland and Dr. Harren Jhoti, Astex's President and a director, met with representatives from Parent to discuss Astex's discovery business and pipeline. Drs. Buckland and Jhoti informed Parent's representatives that Astex had engaged a financial advisor to assist Astex in exploring potential strategic alternatives. Following the meeting, Astex was informed that Parent was interested in pursuing a potential acquisition of Astex. The non-disclosure agreement with Parent was executed on July 12, 2013 and Astex provided Parent with a detailed management presentation thereafter.

        On July 5, 2013, Astex received a non-binding indication of interest from Company B at an indicative range of $6.00 to $7.00 per share for all outstanding shares of Common Stock. The indication of interest contemplated a four week diligence process prior to Company B making a definitive offer. The indication of interest further assumed that, among other things, clinical trials for SGI-110 and AT13387 would be ongoing, that all collaboration agreements of Astex would remain in effect, and that Astex would have at least $125 million in cash at closing before considering any material costs or fees associated with the transaction.

        Also on July 5, 2013, representatives from Parent informed representatives of Jefferies that Parent had a high level of interest in pursuing a potential acquisition of Astex, but would not be in a position to submit an initial indication of interest in-line with Astex's request during this initial stage of the process given, among other things, time constraints resulting from Parent's internal approval processes.

        On July 7, 2013, Dr. Manuso and Michael Molkentin, Astex's Chief Financial Officer, met with representatives of Company B, during which they discussed the terms of Company B's indication of interest. Representatives of Astex stated that the price per Share would need to be significantly enhanced in order to be acceptable to Astex. The parties agreed to revisit price discussions after completion of Company B's due diligence review of Astex.

        During the weeks of July 1 and July 8, 2013, the remaining three companies that had previously executed non-disclosure agreements with Astex each indicated that it was not interested in pursuing a potential acquisition of Astex at that time. These companies indicated that they did not view sufficient value in Astex's current products and pipeline product candidates, to justify a premium to Astex's publicly traded valuation.

        During July 2013, Astex granted Company B and Parent access to an electronic data room containing additional confidential information regarding Astex to allow Company B and Parent to complete their due diligence review of Astex. In July and August 2013, representatives of Astex conducted telephonic due diligence sessions with representatives from each of Company B and Parent regarding Astex and its operations.

        On July 23, 2013, in accordance with Astex's directives, Jefferies circulated a letter, on behalf of Astex, to Company B and Parent requesting each to submit final binding proposals, together with a final merger agreement, by August 27, 2013.

        On July 28 and 29, 2013, representatives from Parent visited Astex's Cambridge, United Kingdom facility and met with members of Astex's management and senior staff to discuss Astex, its platform, pipeline, partnerships and financial performance. Representatives of Jefferies and Goldman, Sachs & Co. ("Goldman Sachs"), Parent's financial advisor, also attended the meeting.

        On July 30, 2013, a draft merger agreement prepared by Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR"), counsel to Astex, was sent to representatives of Company B and Parent for their review and comment by August 27, 2013.

        On August 2, 2013, Michael Levy, the Executive Vice President of Global Alliance Management and Partnerships for Parent subsidiary Otsuka Pharmaceutical Development & Commercialization Inc., informed representatives of Jefferies that Mr. Levy was recommending to Parent that Parent acquire all outstanding Common Stock. Mr. Levy also stated that Parent's senior scientific and clinical development executives were meeting later that day to consider the transaction.

        On August 4, 2013, Parent and Goldman Sachs informed Jefferies that Parent remained enthusiastic about a potential transaction with Astex and requested a meeting with Dr. Iwamoto and Astex's management on August 6, 2013 at Astex's Cambridge, United Kingdom, facility. Parent separately informed Jefferies that Parent had decided to proceed towards submitting a final offer to acquire Astex, subject to completion of due diligence.

        On August 6, 2013, Messrs. Iwamoto and Levy, as well as other representatives of Parent, visited Astex's Cambridge, United Kingdom facility for further discussions regarding Astex.

        During the weeks beginning August 5, 12, 19, and 26, 2013, at Astex's request, Jefferies had multiple and regular discussions with Parent as well as with Company B, and each of their respective financial advisors, regarding Astex, the process and overall dynamics.

        On August 12, 2013, during a telephonic discussion, the Board discussed the potential public release of information relating to the SGI-110 clinical trials, subject to confirmation from management that the data had been verified and deemed appropriate for release.

        On August 19, 2013, Parent's counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), submitted written comments to the draft merger agreement prepared by WSGR. Between August 19 and August 27, 2013, representatives of Skadden and WSGR engaged in extensive discussions regarding the material terms of the merger agreement, including provisions relating to the Board's ability to respond to unsolicited acquisition proposals, the amount of the termination fee payable by Astex and the circumstances under which the termination fee would be payable, the conditions to the Offer and the other terms of the Offer.

        On August 20, 2013, representatives from Parent informed representatives of Jefferies that the board of directors of Otsuka Holdings, the parent company of Parent, met to consider a potential acquisition of Astex. Representatives of Jefferies were informed verbally by Goldman Sachs that Parent was willing to offer a price of $7.75 per Share to acquire all outstanding Common Stock on a fully diluted basis.

        The SP Committee convened on August 21, 2013 for a meeting, with representatives from Jefferies and WSGR present, to review the status of discussions with potentially interested parties to date and, in particular, the discussions with Parent. Astex senior management provided an overview of these discussions. Jefferies summarized financial terms of Parent's proposal. Representatives from WSGR discussed the material terms of the revised merger agreement from Skadden. The SP Committee also discussed the potential public release of the most recent preliminary and interim results of the SGI-110 trials and its effect on Astex's trading price, and concluded that it would be important for such information to be announced prior to any potential acquisition of Astex. At this time, Astex was still in the process of confirming and verifying the data for public release.

        On August 27, 2013, Parent submitted its final offer to acquire all outstanding Common Stock at a price of $8.25 per Share on a fully diluted basis, as well as an updated draft merger agreement. The offer letter indicated that Parent had completed all of its due diligence, and Parent's representatives indicated that Parent would be willing to sign the merger agreement and announce the transaction in the next few days. Company B did not communicate any oral or written offer to acquire Astex on such date or thereafter, but had earlier in the process confirmed that it would not be pursuing a potential acquisition of Astex at the price proposed in its initial indication of interest.

        On August 28, 2013, Astex issued a press release announcing the top-line results of the SGI-110 AML Phase 2 clinical trial, with permission from the American Society of Hematology. Astex's trading price increased from $5.48 at the end of the trading day on August 27, 2013 to $6.82 at the end of the trading day on August 28, 2013.

        Also on August 28, 2013, the Board met telephonically to review and consider Parent's offer letter. Representatives of Jefferies and WSGR also attended. Astex senior management provided an overview of Parent's offer of $8.25 per Share, as well as the trading activity in the Shares following the press release that morning regarding SGI-110. Jefferies reviewed certain financial aspects of Parent's offer, while representatives of WSGR reviewed certain legal aspects of Parent's offer. Following lengthy discussion, the Board instructed Astex senior management, together with Astex's legal and financial advisors, to request that Parent increase its offer to $8.50 per Share for all outstanding Common Stock on a fully diluted basis and agree to certain modifications to the merger agreement, including a reduction in the termination fee from 4.0% to 3.5% of the total equity value of the transaction.

        On August 29, 2013, in accordance with the Board's instructions, representatives of Jefferies contacted representatives of Parent, requested that Parent increase its offer to $8.50 per Share for all outstanding Common Stock on a fully diluted basis and relayed the requested modifications to the merger agreement.

        On August 30, 2013, representatives of Parent communicated to representatives of Jefferies that Parent would agree to increase its offer to $8.50 per Share, and representatives of Skadden communicated to representatives of WSGR that Parent would agree to certain modifications to the merger agreement, including a reduction in the termination fee to 3.5% of the total equity value of the transaction. Following this exchange, the parties negotiated and entered into a one-week exclusivity period, expiring on September 6, 2013, to negotiate final definitive agreements.

        Between August 30 and September 4, 2013, representatives of WSGR and Skadden finalized the terms of the definitive merger agreement.

        On September 3, 2013, Dr. Jhoti met with Dr. Iwamoto and Junji Tashiro, Senior Director, Corporate Planning of Otsuka America, in Tokyo, Japan to discuss the potential transaction.

        On September 4, 2013, a Japanese media source published a report stating that Parent had decided to acquire Astex for an estimated 90 billion yen (approximately $897.8 million). The trading price of the Shares increased from $6.68 at the end of the trading day on September 3, 2013 to $8.27 at the end of the trading day on September 4, 2013.

        On September 4, 2013, the Board convened a special meeting to consider the transaction with Parent. At this meeting, representatives from WSGR led the Board through a discussion of its fiduciary duties in the context of a sale transaction, and then a discussion on the material terms of the Merger Agreement. Also at this meeting, Jefferies reviewed with the Board its financial analysis of the $8.50 per Share cash consideration payable in the Offer and Merger and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 4, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. After considering each of the factors described below in "—Reasons for the Board's Recommendation," including potential strategic alternatives available to Astex, the Board unanimously determined it was in the best interests of Astex and its stockholders to enter into the Merger Agreement with Parent. Accordingly, the Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable and in the best interest of and are fair to Astex and Astex's stockholders, (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) recommended that the stockholders of Astex accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of Astex adopt the Merger Agreement.

        On September 10, 2013, following discussions between Astex management and Jefferies, Jefferies informed the Company that it wished to revise certain information utilized in its discounted cash flow analysis as previously presented to the Board on September 4, 2013 with respect to the treatment of the Company's fiscal year 2013 cash flows (to include only fourth-quarter cash flows from that fiscal year) and stock-based compensation and amortization of intangibles (to include those items as non-cash expenses). The Board subsequently met to review and consider this supplemental information on September 12, 2013. Jefferies noted for the Board that the effect of these revisions was to increase the implied per Share equity reference ranges derived from its discounted cash flow analysis and that such revisions did not alter Jefferies' view with respect to its opinion delivered to the Board on September 4, 2013. After discussion, the Board determined that no further action was necessary and that the Board's recommendation with respect to the Offer and the Merger remained unchanged. The Board also received an update and discussed the status of the proposed transaction and related matters.

  Reasons for the Board's Recommendation.

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Astex's management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:

  •
  The Offer Price.

  •
  the fact that the Offer Price represents premiums of approximately 52%, 89%, 84% and 181% over the closing trading prices for the Shares 30-days, 60-days, 90-days and one-year prior, respectively, to September 3, 2013, the last trading day before the September 4, 2013 meeting of the Board;

  •
  the fact that the Offer Price represents a premium of approximately 27% to the trading price at which the Shares closed on September 3, 2013;

  •
  the fact that Astex released the top-line results for the SGI-110 AML Phase 2 clinical trial in late August 2013 and that the market had sufficient time to absorb such information; and

  •
  the Board's belief that it had obtained Parent's best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.

  •
  Astex's Operating and Financial Condition; Prospects of Astex—the current and historical financial condition, results of operations, business and prospects of Astex, as well as Astex's financial plan and prospects and risks if Astex were to remain an independent company, and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically), including risks associated with:

  •
  executing and achieving Astex's short- and long-term business and financial plans;

  •
  the ongoing commercialization of Astex's products, particularly in light of the fact that Astex currently primarily relies on one compound, Dacogen, for revenue, which product had lost orphan drug status in the United States and has an uncertain ramp-up period and ultimate potential revenue stream in the European Union;

  •
  the significant amount of capital that Astex would need to raise to fund ongoing clinical trials, commercialization of its pipeline products and continuance of its existing research and development operations, including in light of the pending end of a discovery operation partnership, which was expected to increase the funding burden of Astex's development operations, as well as the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital;

    •
    the risks associated with clinical trials and regulatory approvals, and general uncertainty regarding future results of ongoing clinical trials for SGI-110, AT13387 and ASTX727, Astex's priority products, as well as uncertainty regarding whether any of these or Astex's other products will ever receive regulatory approval and become commercialized;

    •
    the competitive nature of the pharmaceuticals market, Astex's lack of significant resources relative to some of its competitors and the effect thereof on its ability to remain competitive in this industry and the fact that there was increased focus from larger pharmaceuticals companies on treatments for MDS and AML, the two indications that Dacogen and SGI-110 target;

    •
    dependence on current and future partnerships for the development and commercialization of Astex's product candidates including the limited interest from third parties in licensing SGI-110 during the outreach conducted by senior management in early 2013; and

    •
    general risks of market conditions that could reduce Astex's Share price.

  •
  Strategic Alternatives Process—the Board's belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Board's strategic alternatives process through which parties that Astex senior management believed were most likely to be interested in Astex were solicited, including a wide range of the leading pharmaceutical companies in Europe, the United States and Asia. Also supporting the decision was the Board's belief, given the relative lack of interest arising from Astex's solicitation process, that there was a low probability that other companies that were not actively solicited would have the ability or interest to make a proposal to acquire Astex at a higher price.

  •
  Cash Consideration; Certainty of Value—the fact that the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

  •
  Negotiations with Parent and Terms of Merger Agreement—the course of arm's-length negotiations between Astex, Parent and their respective advisers, resulting in an increase in the price per Share initially offered by Parent, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to Astex, leading to the Board's belief, based on these negotiations, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to Astex to which Parent was willing to agree. Terms of the Merger Agreement supporting the Board's belief include:

  •
  Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board reasonably determines in good faith that the failure to take such actions would reasonably be expected to constitute a breach of its fiduciary duties.

  •
  Change of Recommendation—either in the event that Astex receives a Superior Proposal or in the event of an Intervening Event (each as defined in the Merger Agreement), the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent, its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger, provided that the Board may not make such an adverse recommendation change unless (i) a Superior Proposal has been made or an Intervening Event has occurred, (ii) Astex notifies Parent in writing at least four business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal, (iii) the Board determines, after consultation with legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties and (iv) the Company has not breached its non-solicitation and change-of-recommendation obligations with respect to the Superior Offer or Intervening Event in question. After delivering notice to Parent of the potential recommendation change, Astex must negotiate in good faith with Parent to revise the terms of the Merger Agreement, and if such terms are amended, then the Board may not change its recommendation unless it again finds that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties.

    •
    Fiduciary Termination Right—the Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) Astex has complied with requirements set forth in the previous bullet and (ii) concurrently with such termination, Astex pays to Parent a termination fee of approximately $31 million, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for a Superior Proposal.

    •
    Conditions to Consummation of the Offer and Merger; Likelihood of Closing—the fact that Parent's obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

    •
    Timing of Completion—the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer Price in a relatively short timeframe, followed by the Merger in which holders of Shares (other than Astex, Parent or their respective subsidiaries) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer, and the fact that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Astex's business would be subject to the potential uncertainty of closing and related disruption.

    •
    Extension of Offer Period—the fact that that the Purchaser must extend the Offer for one or more periods until January 31, 2014, if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer twice for extension periods of 10 business days each if the minimum condition has not been met.

    •
    No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

  •
  Opinion of Astex's Financial Advisor—the opinion of Jefferies, dated September 4, 2013, to the Board as to the fairness, from a financial point of view and as of such date, of the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described below in the section titled "—Opinion of Astex's Financial Advisor."

  •
  Appraisal Rights—the availability of statutory appraisal rights to Astex's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

        In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Astex and the Board, which included:

  •
  the fact that Astex's stockholders will not be entitled to participate in any potential future benefit from continued sales of Astex's products, including Dacogen, or the potential commercialization or licensing of other pipeline products, including SGI-110, AT13387 and ASTX727;

  •
  the potential limitations on Astex's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Astex agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

  •
  the Merger Agreement precludes Astex from actively soliciting alternative transaction proposals;

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Astex's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Astex will have incurred significant transaction costs and Astex's relationships with its partners, suppliers, employees and other third parties may be adversely affected;

  •
  the effect of the public announcement of the Merger Agreement, including effects on Astex's operating results and Share price (including potential short-term volatility) and Astex's ability to attract and retain key management and personnel;

  •
  the timing for completing the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

  •
  the likelihood of litigation; and

  •
  the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

        The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Intent to Tender.

        To Astex's knowledge, after making reasonable inquiry, all of Astex's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information.

        Astex does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods beyond the immediate next year due to the significant unpredictability of the underlying assumptions and estimates. However, in preparing versions of Astex's five-year business plan (the "Operating Plan"), management also prepared internal financial projections for fiscal years 2012 through 2016 (the "Operating Plan Forecasts") that were used for internal planning and budgeting purposes. The Operating Plan Forecasts were provided to Parent in connection with its due diligence review of Astex. In addition, Astex provided its financial advisor, Jefferies, with certain base case projections for the entire company, as well as alternative business scenarios, both upside and downside, for Astex's Dacogen product and SGI-110 product candidate for fiscal years 2013 through 2026 (collectively, the "Projections") for use in connection with Jefferies' opinion and related analyses. These projections were not provided to Parent or its financial advisor.

        The Projections and the Operating Plan Forecasts were prepared for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles ("GAAP"). Neither Astex's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections and the Operating Plan Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

        The Projections and the Operating Plan Forecasts were prepared for different and distinct analytical purposes, and each reflect estimates and assumptions made with respect to regulatory approvals, industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to Astex's business, all of which are difficult to predict and many of which are beyond Astex's control. These financial projections are subjective and thus are susceptible to multiple interpretations or financial views and are routinely subject to frequent revisions in response to actual experience and ongoing business developments. As such, these financial projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial projections, including, but not limited to, expectations regarding the advancement of product candidates in the clinic and decisions relating to which product candidates to pursue for further development; Astex's ability to develop the current and future pipeline, such as SGI-110, AT13387 and ASTX727, into commercially viable products; the ability to obtain adequate levels of financing to fund current and new programs through the development process and assumptions relating to the costs of such programs; the expectations regarding clinical trials, including the timing of clinical proof of concept data from these trials; the outcomes of the ongoing clinical trials; assumptions relating to the availability, timing and successful development of replacement pipeline products; the uncertainties surrounding the achievement of milestones and future royalty revenue for existing or new business development and collaboration agreements; risks and uncertainties related generally to research and development;

assumptions relating to the level of future worldwide Dacogen royalty revenue following the expiration of orphan drug exclusivity in the United States and the uncertainty of the timing to receive country-by-country pricing approval of Dacogen in various European countries, including projecting the growth rate royalty revenue as pricing is approved on a country-by-country basis; and assumptions surrounding the timing, realization and value of anticipated milestones related to the development of Astex's clinical programs, including the realization of any royalty revenue if any of Astex's product candidates are approved and become commercially available. See also "Cautionary Statement Regarding Forwarding-Looking Statements" below.

        There can be no assurance that any one or more of the Projections or the Operating Plan Forecasts will be realized, and actual results may vary materially from those shown. These financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, these financial projections will be affected by Astex's ability to achieve its strategic goals, objectives and targets, including financing capabilities at necessary levels over the applicable periods. The assumptions upon which these financial projections were based involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Astex's control. These financial projections also reflect assumptions as to certain business decisions that are subject to change. These financial projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Astex, Parent or any of their respective affiliates, advisors or other representatives or any other recipient of this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Astex, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any shareholder regarding the projections described below or as to the ultimate performance of Astex. Astex does not intend to update, revise or correct such projections (even in the short term).

        Neither the Projections nor the Operating Plan Forecasts take into account any circumstances or events occurring after the date they were prepared. The financial projections do not take into account the effect of the Offer and the Merger or subsequent integration activities or the failure of the Offer, the Merger or such activities to occur.

        The inclusion of the Projections and the Operating Plan Forecasts should not be deemed an admission or representation by Astex that such financial projections are viewed by Astex as material information of Astex, and Astex views such financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections.

        These financial projections are not included in this Statement to influence your decision whether to tender your shares in the Offer, but only because the projections were made available by Astex to Parent and Astex's financial advisor, as the case may be. The information from these financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Astex contained elsewhere in this Statement and Astex's public filings with the SEC.

        In light of the foregoing factors and the uncertainties inherent in Astex's financial projections and operating plans, stockholders are cautioned not to place undue, if any, reliance on such projections.

The Projections

        Astex management prepared the Projections to show long-range risk-adjusted financial forecasts regarding Astex for fiscal years 2013 to 2026. The Projections, which were used for analytical purposes, focus on the potential value of Astex's programs assuming Astex has the full resources to develop such programs, and also assuming the following:

  •
  each of Astex's five existing Phase 2 clinical programs would progress into Phase 3 clinical trials without any partnering or licensing arrangement;

  •
  there would be further investment in and development of its deemphasized programs into Phase 2 clinical trials without any partnering or licensing arrangements;

  •
  financing would be available for the full funding of all current Phase 2 clinical trials and the currently deemphasized development programs, as risk-adjusted. In this regard, fundamental operating cost and expenditure assumptions were initially derived from the "core" scenario of the Operating Plan Forecasts (described below), but extrapolated for the increased clinical development activity and resource requirements assumed during the periods reflected in the Projections. Once the development programs progress into Phase 3 clinical trials, Astex management assumes in the Projections that those product candidates would be partnered;

  •
  milestones achieved prior to marketing approval and revenue earned post-approval and commercialization would be realized based on management's estimates regarding the potential size of the addressable markets; and

  •
  royalty revenue for Dacogen would decrease with the loss of orphan drug exclusivity in the United States during 2013 and the entry of generic competition would occur in the United States during the same period, and future royalty revenue would be derived primarily from European and ex-North American markets. The sub-licensee of Dacogen in Europe has 10-year orphan drug exclusivity commencing in 2013. The Projections reflect increasing royalty revenue from the European market during this period prior to expiration of orphan drug exclusivity in Europe and increasing competition.

All assumptions regarding revenues were then risk-adjusted based on Astex management's estimates that the probability of such revenue streams would be achieved over the forecast period. In addition to the base case Projections shown below, the Company's management probability-adjusted the likelihood of various revenue growth rates for Dacogen and of achieving positive results for various indications of SGI-110 in order to create upside and downside scenarios for Dacogen and SGI-110;. See also "—Use of Non-GAAP Measures" below.

	The Base Case Projections Fiscal Year Ending December 31,
(In $ millions)	2013E	2014P	2015P	2016P	2017P	2018P	2019P
Revenue	$68.1	$38.5	$47.6	$94.6	$157.0	$204.0	$247.2
Income (Loss) Before Taxes	(23.3)	(54.4)	(81.1)	(40.2)	53.3	150.4	206.3
Net Income (Loss)	(23.3)	(54.4)	(81.1)	(40.2)	44.8	107.9	144.3
Free Cash Flow	(11.7)	(42.8)	(74.4)	(34.3)	48.9	109.7	146.1

	The Base Case Projections Fiscal Year Ending December 31,
(In $ millions)	2020P	2021P	2022P	2023P	2024P	2025P	2026P
Revenue	$271.9	$307.6	$325.6	$339.2	$302.4	$269.9	$220.2
Income (Loss) Before Taxes	229.8	264.3	291.2	303.8	266.0	232.4	181.5
Net Income (Loss)	159.6	181.9	199.5	207.7	183.0	161.2	128.2
Free Cash Flow	161.3	183.7	200.8	209.0	184.3	162.5	129.4

The Operating Plan Forecasts

        Prior to the preparation of the above Projections, Astex management prepared Operating Plan Forecasts, which contained three sensitivity scenarios: a "core" scenario, an "optimistic" scenario and a "downside" scenario. In addition, a separate scenario of the Operating Plan Forecasts, which, unlike the aforementioned scenarios, did not assume any capital raising activities and reflects investment in only one Phase 3 clinical trial, was also prepared by management in connection with the Board's review of the Operating Plan.

        All four scenarios under the Operating Plan Forecasts were provided to Parent during its due diligence review of Astex. Unlike the Projections, which do not assume any constraints on the availability of capital and assumes sufficient resources to more fully develop Astex's prioritized programs (i.e., SGI-110, AT13387 and ASTX727), as well as its deemphasized programs (i.e., MP470, AT7519 and AT13148), each of the scenarios under the Operating Plan Forecasts assume significant constraints regarding the availability of capital and the effects that efforts to raise capital and manage capital expenditures would have on the financial results of Astex, including entering into licensing or partnering relationships for one or more of the currently active Phase 2 clinical programs prior to the conclusion of Phase 3 clinical trials, using equity financing (including the corresponding dilution to existing stockholders), pursuing clinical trials selectively and potentially staggering clinical trials over time as resources permit. Also, none of the four scenarios under the Operating Plan Forecasts reflected the estimated costs for replacement programs once Astex completed its current prioritized development activities.

        Astex management prepared the Operating Plan Forecasts primarily for operational planning purposes only and to explore and better understand the required resources that may be needed to develop the prioritized (as well as the deemphasized) programs. The Operating Plan Forecasts were not prepared with a view toward reflecting the value of Astex or its assets as could be realized with full financial resources and thus has limited utility from a valuation perspective. For instance, none of the four scenarios under the Operating Plan Forecasts cover any periods in which the current pipeline products would become commercialized.

  "Core" Scenario

        The "core" scenario of the Operating Plan Forecasts, which management believed to be the most likely scenario at the time it was presented to the Board, assumes that:

  •
  Two of the five currently active Phase 2 clinical programs would not progress to clinical proof of concept over the next few years;

  •
  One Phase 3 study for SGI-110 would start;

  •
  One Phase 3 study for AT13387 would start;

  •
  Limited clinical trial development costs for ASTX727 would be committed;

  •
  Future discovery partnerships would occur biennially starting in early 2014;

  •
  A new regional-type partnership for SGI-110 would start in the first half of 2014;

  •
  There would be no third party costs associated with development efforts for programs other than Astex's prioritized programs; and

  •
  Additional capital financing of $85 million and $100 million would be raised in 2013 and 2015, respectively.

	"Core" Scenario Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Revenue	$83.1	$66.2	$42.4	$48.1	$64.1
Income (Loss) Before Taxes	(7.1)	(28.3)	(65.5)	(60.6)	(19.9)
Net Income (Loss)	8.2	(23.1)	(61.2)	(55.9)	(16.0)
Free Cash Flow	24.3	(10.2)	(48.7)	(47.8)	(8.6)

        The "core" scenario represented the operating plan supported by Astex senior management for execution and future business development. See also "—Use of Non-GAAP Measures" below.

  "Optimistic" Scenario

        The optimistic scenario, which is based on the same assumptions as the "core" scenario, except for the inclusion of an assumption that an additional regional-type partnership for AT13387, would start in the second half of 2015 with no changes to the timing and amount of proposed capital financing. See also "—Use of Non-GAAP Measures" below.

	"Optimistic" Scenario Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Revenue	$83.1	$66.2	$42.4	$51.4	$77.3
Income (Loss) Before Taxes	(7.1)	(28.3)	(65.5)	(57.3)	(6.7)
Net Income (Loss)	8.2	(23.1)	(61.2)	(52.6)	(2.8)
Free Cash Flow	24.3	(10.2)	(48.7)	(44.5)	4.6

  "Downside" Scenario

        The downside scenario is based on the same assumptions as the "core" scenario, except that it assumed no regional deals for any of the priority programs, leading Astex to carry the full cost of the Phase 3 development programs by itself, and also deferred the timing of partnering opportunities. The downside scenario contains the assumption that one new discovery partnership would occur biennially related to the discovery operation and there would be no changes to the timing and amount of proposed capital financing. See also "—Use of Non-GAAP Measures" below.

	"Downside" Scenario Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Revenue	$83.1	$66.2	$32.1	$34.3	$36.6
Income (Loss) Before Taxes	(7.1)	(28.3)	(75.8)	(74.4)	(47.4)
Net Income (Loss)	8.2	(23.1)	(71.5)	(69.7)	(43.5)
Free Cash Flow	24.3	(10.2)	(59.0)	(61.6)	(36.1)

  The "No Funding" Scenario

        Separate from the above-mentioned three scenarios, Astex management also prepared a separate scenario during approximately the same period that was also made available to Parent during its diligence review of Astex. The primary difference between this "no funding" scenario and the core scenario described above is that the "no funding" scenario does not assume any additional capital financing for Astex, and instead relies on Astex's cash balance to fund development operations. Since this scenario assumes less capital available to Astex, Astex management assumes one Phase 3 clinical study in the "no funding" scenario, rather than two as in the "core" scenario. Other assumptions to the "no funding" scenario of the Operating Plan Forecasts were substantially similar to those used in the "core" scenario presented above. See also "—Use of Non-GAAP Measures" below.

	"No Funding "Scenario Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Revenue	$83.1	$66.2	$42.4	$48.1	$64.1
Income (Loss) Before Taxes	(7.1)	(28.5)	(54.5)	(45.9)	(10.1)
Net Income (Loss)	8.2	(23.1)	(50.1)	41.2	(6.2)
Free Cash Flow	24.3	(10.2)	(37.6)	49.3	1.2

Use of Non-GAAP Measures

        The estimates of Free Cash Flow included in the financial projections were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Astex used Free Cash Flow in its financial forecasts to enhance its understanding of Astex's operating performance and improve Astex's planning and budgeting processes. Astex believes that the use of the non-GAAP financial measure of Free Cash Flow provides useful information to Astex's management and the Board regarding financial and business trends relating to Astex's financial condition and results of operations. In addition, the non-GAAP financial measure of Free Cash Flow is commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Astex's industry.

        Under applicable rules and regulations of the SEC, Astex is required to provide an explanation of any non-GAAP financial measures included in the financial projections and a reconciliation of such non-GAAP financial measures with the most closely related GAAP financial measures. Accordingly, we note that the non-GAAP Free Cash Flow figures reflected in the financial projections are calculated from GAAP net income (loss), which is then adjusted by adding back depreciation, amortization, and stock-based compensation expenses, subtracting any capital expenditures and, when applicable, making additional net adjustments for other items.

        Set forth below are reconciliations of Free Cash Flow included in each of the financial projections presented above (totals may not add due to rounding) to the most comparable GAAP financial measures (totals may not add due to rounding):

  The Projections

	The Projections (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2013E	2014P	2015P	2016P	2017P	2018P	2019P
Net Income (Loss)	$(23.3)	$(54.4)	$(81.1)	$(40.2)	$44.8	$107.9	$144.3
Plus: Depreciation	1.2	1.2	1.2	1.2	1.0	0.7	0.7
Plus: Amortization	7.8	7.8	3.4	2.6	1.3	—	—
Plus: Stock-based Compensation	3.1	3.1	2.7	2.7	2.5	1.6	1.6
Less: Capital Expenditures	(0.5)	(0.5)	(0.6)	(0.6)	(0.7)	(0.5)	(0.5)
Free Cash Flow	$(11.7)	$(42.8)	$(74.4)	$(34.3)	$48.9	$109.7	$146.1

	The Projections (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2020P	2021P	2022P	2023P	2024P	2025P	2026P
Net Income (Loss)	$159.6	$181.9	$199.5	$207.7	$183.0	$161.2	$128.2
Plus: Depreciation	0.7	0.7	0.5	0.5	0.5	0.5	0.5
Plus: Amortization	—	—	—	—	—	—	—
Plus: Stock-based Compensation	1.6	1.6	1.3	1.3	1.3	1.3	1.3
Less: Capital Expenditures	(0.5)	(0.5)	(0.4)	(0.4)	(0.5)	(0.5)	(0.5)
Free Cash Flow	$161.3	$183.7	$200.8	$209.0	$184.3	$162.5	$129.4

  The Operating Plan Forecasts—"Core" Scenario

	"Core" Scenario (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Net Income (Loss)	$8.2	$(23.1)	$(61.2)	$(55.9)	$(16.0)
Plus: Depreciation	1.5	1.3	1.3	1.3	1.2
Plus: Amortization/Impairment	15.4	7.8	7.8	3.4	2.6
Plus: Stock-based Compensation	3.1	3.6	3.9	4.0	4.2
Less: Capital Expenditures	(1.0)	(0.5)	(0.5)	(0.6)	(0.6)
Plus (Less): Other, Net	(2.9)	0.7	—	—	—
Free Cash Flow	$24.3	$(10.2)	$(48.7)	$(47.8)	$(8.6)

  The Operating Plan Forecasts—"Optimistic" Scenario

	"Optimistic" Scenario (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Net Income (Loss)	$8.2	$(23.1)	$(61.2)	$(52.6)	$(2.8)
Plus: Depreciation	1.5	1.3	1.3	1.3	1.2
Plus: Amortization/Impairment	15.4	7.8	7.8	3.4	2.6
Plus: Stock-based Compensation	3.1	3.6	3.9	4.0	4.2
Less: Capital Expenditures	(1.0)	(0.5)	(0.5)	(0.6)	(0.6)
Plus (Less): Other, Net	(2.9)	0.7	—	—	—
Free Cash Flow	$24.3	$(10.2)	$(48.7)	$(44.5)	$4.6

  The Operating Plan Forecasts—"Downside" Scenario

	"Downside" Scenario (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Net Income (Loss)	$8.2	$(23.1)	$(71.5)	$(69.7)	$(43.5)
Plus: Depreciation	1.5	1.3	1.3	1.3	1.2
Plus: Amortization/Impairment	15.4	7.8	7.8	3.4	2.6
Plus: Stock-based Compensation	3.1	3.6	3.9	4.0	4.2
Less: Capital Expenditures	(1.0)	(0.5)	(0.5)	(0.6)	(0.6)
Plus (Less): Other, Net	(2.9)	0.7	—	—	—
Free Cash Flow	$24.3	$(10.2)	$(59.0)	$(61.6)	$(36.1)

  The Operating Plan Forecasts—"No Funding" Scenario

	"No Funding" Scenario (Reconciliation of Free Cash Flow) Fiscal Year Ending December 31,
(In $ millions)	2012 (A)	2013 (E)	2014 (P)	2015 (P)	2016 (P)
Net Income (Loss)	$8.2	$(23.1)	$(50.1)	$41.2	$(6.2)
Plus: Depreciation	1.5	1.3	1.3	1.3	1.2
Plus: Amortization/Impairment	15.4	7.8	7.8	3.4	2.6
Plus: Stock-based Compensation	3.1	3.6	3.9	4.0	4.2
Less: Capital Expenditures	(1.0)	(0.5)	(0.5)	(0.6)	(0.6)
Plus (Less): Other, Net	(2.9)	0.7	—	—	—
Free Cash Flow	$24.3	$(10.2)	$(37.6)	$49.3	$1.2

Opinion of Astex's Financial Advisor.

        The Company has retained Jefferies LLC ("Jefferies") as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares. On September 4, 2013, at a meeting of the Board held to evaluate the Offer and the Merger, Jefferies delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 4, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $8.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Jefferies' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex A and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions or opportunity that might be available to the Company, nor did it address the Company's underlying business decision to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to in the Merger Agreement, including any term, aspect or implication of any other agreements or arrangements entered into in connection with the Offer and the Merger or otherwise. Jefferies' opinion should not be construed as creating any fiduciary duty on Jefferies' part to any party and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed an execution version, provided to Jefferies on September 4, 2013, of the Merger Agreement;

  •
  reviewed certain publicly available financial and other information about the Company;

  •
  reviewed certain information furnished to Jefferies by the Company's management relating to the Company's business, operations and prospects, including financial forecasts and estimates prepared by the Company's management under alternative business scenarios;

  •
  held discussions with members of the Company's senior management concerning the matters described in the two preceding bullets;

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  held discussions, at the Company's direction, with selected third parties to solicit indications of interest in the possible acquisition of the Company;

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  reviewed the stock trading price history and implied multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company's management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

        With respect to the financial forecasts provided to Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the future financial performance of the Company. Jefferies expressed no opinion as to any such financial forecasts or the assumptions on which they were made.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies' opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion. Jefferies made no independent investigation of any legal, accounting or tax matters affecting the Company and assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to the Company or the Board, including, without limitation, advice as to the legal, accounting and tax consequences to the Company and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to any holder of Shares. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the execution version reviewed by Jefferies. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer and the Merger.

        Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Shares as expressly set forth in its opinion. Jefferies expressed no opinion as to the price at which Shares would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the per Share consideration or otherwise. The issuance of Jefferies' opinion was authorized by the Fairness Committee of Jefferies.

        In connection with rendering its opinion to the Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis summarized below, no company used as a comparison was identical to the Company. This analysis necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

        The per Share cash consideration was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

        The following is a brief summary of the material financial analyses reviewed with the Board and performed by Jefferies in connection with its opinion, dated September 4, 2013, as supplemented for the Board on September 12, 2013. The order in which such summary is presented does not represent the relative importance of such analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. For purposes of the analyses described below, implied per Share equity value reference ranges derived for the Company were based on fully diluted Shares using the treasury stock method.

  Selected Public Companies Analysis.

        Jefferies reviewed selected financial and stock market data of the Company and the following 12 selected publicly traded development stage, oncology-focused biotechnology companies:

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  Array BioPharma Inc.

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  Celldex Therapeutics, Inc.

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  Clovis Oncology, Inc.

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  Endocyte, Inc.

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  Infinity Pharmaceuticals, Inc.

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  Merrimack Pharmaceuticals, Inc.

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  OncoMed Pharmaceuticals, Inc.

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  Onconova Therapeutics, Inc.

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  Puma Biotechnology, Inc.

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  Stemline Therapeutics, Inc.

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  Synta Pharmaceuticals Corp.

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  Verastem, Inc.

Jefferies reviewed enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on September 3, 2013 plus total debt, preferred equity and non-controlling interest, less cash and cash equivalents, as a multiple of calendar years 2016 and 2017 estimated revenue. The overall low to high calendar year 2016 estimated revenue multiples observed for the selected companies were 1.5x to 11.3x (with a median of 4.2x and a mean of 5.0x) and overall low to high calendar year 2017 estimated revenue multiples observed for the selected companies were 0.7x to 12.9x (with a median of 3.8x and a mean of 4.5x). Jefferies then applied selected ranges of calendar year 2016 and calendar year 2017 estimated revenue multiples of 4.0x to 5.5x and 3.5x to 4.5x, respectively, derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company were based on internal estimates of the Company's management. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the $8.50 per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:
CY2016E Revenue	CY2017E Revenue	Per Share Cash Consideration
$5.01 - $6.32	$6.59 - $8.03	$8.50

  Discounted Cash Flow Analysis.

        Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate, based on internal estimates of the Company's management, during the fourth quarter of the fiscal year ending December 31, 2013 through the full fiscal year ending December 31, 2026. For purposes of this analysis, Jefferies took into account, among other things, the Company's estimated (i) cash and cash equivalents (net of future cash commitments related to deferred consideration in connection with the acquisition of Astex Therapeutics Limited in 2011), (ii) royalty revenue from its Dacogen product, (iii) potential milestone and royalty revenue from its SGI-110 product candidate, other proprietary pipeline product candidates and partnered pipeline product candidates, (iv) net operating loss carry-forwards expected by the Company's management to be utilized by the Company to reduce future federal income taxes and (v) product development and other corporate expenses. This analysis was performed utilizing the Company's base case forecasts and alternative upside and downside scenarios for Dacogen and SGI-110. Implied terminal values for the Company were calculated by applying to the Company's fiscal year 2026 unlevered free cash flows selected perpetuity growth rates of (1.0)% for Dacogen, 1.0% for SGI-110 and 0% for the Company's proprietary pipeline product candidates (other than SGI-110) and partnered pipeline product candidates. The present values (as of

September 30, 2013) of the cash flows and terminal values were then calculated using discount rates ranging from 10.2% to 14.2%. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the $8.50 per Share cash consideration:

Implied Per Share Equity Value Reference Range under Base Case	Per Share Cash Consideration
$5.32 - $8.20	$8.50

Implied Per Share Equity Value Reference Ranges under Dacogen Upside and Downside Cases
Dacogen Upside Case	Dacogen Downside Case	Per Share Cash Consideration
$5.92 - $8.88	$4.31 - $6.91	$8.50

Implied Per Share Equity Value Reference Ranges under SGI-110 Upside and Downside Cases
SGI-110 Upside Case	SGI-110 Downside Case	Per Share Cash Consideration
$5.89 - $9.11	$4.75 - $7.29	$8.50

  Other Information.

        Jefferies observed certain additional factors that were not considered part of Jefferies' financial analysis with respect to its opinion, but were noted for informational purposes, including:

  •
  premiums paid in 35 selected cash transactions announced between January 1, 2008 and September 3, 2013 with transaction values ranging between $200 million and $8 billion involving U.S.-based publicly traded biotechnology and pharmaceutical companies based on closing stock prices of such companies one trading day and 30 days prior to public announcement of the relevant transaction, which transactions reflected overall one trading day and 30 day low to high premiums of approximately 6.2% to 255.8% and 1.3% to 289.5%, respectively; applying the 25th percentile to 75th percentile of such premiums of approximately 26.5% to 80.2% to the per Share closing price of $6.68 on September 3, 2013 (one trading day prior to the Board meeting at which the Offer and the Merger were approved by the Board) and approximately 39.1% to 86.5% to the unaffected per Share closing price of $5.59 on August 2, 2013 (30 days prior to the Board meeting at which the Offer and the Merger were approved by the Board) indicated implied per Share equity value reference ranges for the Company of approximately $8.45 to $12.04 and $7.78 to $10.42, respectively; and

  •
  stock price targets for Shares as reflected in publicly available Wall Street research analysts' reports, which indicated an overall target stock price range for the Company of approximately $5.00 to $13.00 per Share (with a median of $8.50 per Share and a mean of $8.75 per Share).

  Miscellaneous.

        Jefferies maintains a market in the securities of the Company and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Parent and/or their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies may in the future seek to provide financial advisory and financing services to Parent, the Company or other entities affiliated with Parent, for which Jefferies would expect to receive compensation.

        Jefferies was selected to act as the Company's financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions generally and in the healthcare and biotechnology sectors in particular. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        For a description of the terms of Jefferies' engagement as the Company's financial advisor, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" below.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Under the terms of Jefferies' engagement, Astex has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $13.3 million, $500,000 of which was paid in connection with the delivery of Jefferies' opinion and $12.8 million of which is payable contingent upon completion of the Offer. In addition, Astex has agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

        Neither Astex nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Astex on its behalf with respect to the Offer or related matters.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Astex or, to Astex's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions.

Identity of Person who Effected the Transaction	Date of the Transaction	Amount of Securities Involved	Exercise Price per Share (if Exercising Options)	Price per Share	Nature of Transaction
James S.J. Manuso	9/4/13	7,500	$5.69	$5.69	Purchase made pursuant to the exercise of vested options.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

        Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Astex is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Astex, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Astex or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Astex or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Astex.

        Astex has agreed that from the date of the Merger Agreement until the earlier of the Acceptance Time and the date, if any, on which the Merger Agreement is terminated, Astex, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Astex has agreed to certain procedures that it must follow in the event Astex receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading Section 11—"The Merger Agreement; Other Agreements—Merger Agreement—No Solicitation" is incorporated herein by reference.

        Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Regulatory Approvals.

        The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") shall have expired or been terminated, with respect to the Offer (the "Regulatory Condition"). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division"). If Purchaser's acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1—"Terms of the Offer" in the Offer to Purchase.

  Antitrust.

        Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 16—"Certain Legal Matters; Regulatory Approvals—Antitrust Compliance" in the Offer to Purchase.

        Under the HSR Act, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

        Parent will file by September 19, 2013 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.

        The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent's proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Astex or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Astex believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—"Conditions of the Offer" in the Offer to Purchase.

Notice of Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The following discussion is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and October 3, 2013, deliver to Astex at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Astex of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

  Written Demand by the Record Holder.

        All written demands for appraisal should be addressed to Astex Pharmaceuticals, Inc., 4140 Dublin Blvd., Suite 200, Dublin, California 94568, attention: Corporate Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Astex is under no obligation to and has no present intention to file a petition and holders should not assume that Astex will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although Astex believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor Astex anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of Astex's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Astex desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Solicitation/Recommendation Statement.

Business Combination Statute.

        Section 203 of the DGCL prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

  (ii)
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

        In connection with its approval of the Merger Agreement, the Offer and the Merger, Astex Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

        Neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of Astex as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Certain Litigation.

        Between September 6, 2013 and September 11, 2013, several plaintiffs filed purported class action lawsuits on behalf of themselves and other Astex stockholders against various defendants including Astex, its directors, Otsuka, Autumn Acquisition Corporation, and unnamed "John Doe" defendants in connection with the proposed Offer and Merger. Four of the purported class actions were brought in the Superior Court of the State of California, Alameda County, and are captioned Wagner v. Astex Pharmaceuticals, Inc., et al., Case No. HG13-695090 (Cal. Super. Ct., Alameda Cnty., Sept. 6, 2013), Morgan et al. v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-694856 (Cal. Super. Ct., Alameda Cnty., Sept. 9, 2013), West v. Astex Pharmaceuticals, Inc., et al., Case No. RG13-695076 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013), and Wertheim et al. v. Manuso et al., Case No. RG13-695180 (Cal. Super. Ct., Alameda Cnty., Sept. 11, 2013). The fifth purported class action was brought in the Court of Chancery of the State of Delaware and is captioned Schwartz v. Manuso et al., Case No. 8887 (Del. Ch., Sept. 11, 2013). The lawsuits allege, generally, that the Astex director defendants breached their fiduciary duties to Astex stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Astex through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger (to the extent the proposed Offer and Merger have already been consummated), damages, and attorneys' fees and costs.

Golden Parachute Compensation.

  Background.

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        Drs. Manuso, Jhoti, Azab and Buckland and Mr. Molkentin are Astex's named executive officers. In connection with the Merger, (i) the Board has approved certain bonus payments to the named executive officers and (ii) the named executive officers may become entitled to receive certain severance benefits upon an "Involuntary Termination" of their employment within one year following a "Change of Control" of Astex, as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Astex—Severance Benefits and Bonus Arrangements with Executive Officers—Officer Severance Benefit Plan", which is incorporated herein by reference. Payments of severance benefits are generally conditioned on the execution and non-revocation of a general release in favor of Astex by the affected named executive officer.

        In addition, under the terms of the Merger Agreement, all Options, including outstanding Options held by the named executive officers, will become fully vested and will be cancelled and converted into the right to receive the Option Consideration as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Astex—Effect of the Offer and the Merger Agreement on Equity Awards." For purposes of the severance arrangements and treatment of Options in the Merger, the Offer Acceptance Time will constitute a "change in control" under the respective plans and agreements.

  Aggregate Amounts of Potential Compensation.

        The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Astex if the Offer is consummated and, for certain payments and benefits, if the named executive officer incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by named executive officer may differ in material respects from the amounts set forth below.

        For purposes of calculating such potential golden parachute compensation, we have assumed that the Effective Time occurs on October 1, 2013, including with respect to calculating the portion of equity awards subject to accelerated vesting based on holdings as of September 6, 2013, and have further assumed that the named executive officers will incur an "Involuntary Termination" (as defined in the relevant severance plan or agreement) on the such date and would become entitled to the payments and benefits set forth in the table below.

  Golden Parachute Compensation.

Name	Cash(1)		Equity(2)	Perquisites/ Benefits(3)	Tax Reimbursement		Other(5)		Total
James Manuso	$1,766,193		$7,298,196	$314,560	$559,512	(4)	$2,675,000		$12,613,461
Mohammad Azab	$675,840		$2,981,371	$37,585	—		$506,880		$4,201,676
Harren Jhoti	$813,453	(6)	$3,068,332	$70,329	—		$598,991	(7)	$4,551,105
Martin Buckland	$542,302	(8)	$2,283,420	$55,815	—		$363,024	(9)	$3,244,561
Michael Molkentin	$606,720		$1,879,195	$39,283	—		$404,480		$2,929,679

(1)
Amounts in this column represent the "double-trigger" severance payments under the Manuso Agreement and the Severance Plan, as applicable. With respect to the Manuso Agreement, payments in this column include (i) a lump sum cash payment upon an Involuntary Termination within one year following a Change of Control, subject to the execution and non-revocation of a general release of claims in favor of Astex, equal to eighteen (18) months of base salary in effect at the time of termination, plus (ii) an amount equal to any unpaid annual bonuses during the remainder of the term of the agreement. For purposes of this disclosure, it is assumed that only the 2014 annual bonus remains unpaid as of the termination date. With respect to the Severance Plan, payments in this column include a lump sum cash payment upon an Involuntary Termination within one year following a Change of Control equal to (a) 12 months base salary plus (b) one additional month for each full year of service, not to exceed six (6) months, subject to the execution and non-revocation of a general release of claims in favor of Astex. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9.

(2)
These amounts reflect the aggregate Option Consideration payable to each named executive officer in respect of unvested Options, which are subject to full acceleration pursuant to the Merger Agreement.

(3)
Amounts in this column represent, in the case of Dr. Manuso, (i) 18 months of employer-paid COBRA healthcare continuation coverage followed by 24 months of employer-paid family health coverage at an assumed aggregate cost of $129,600, plus (ii) the estimated imputed income to Dr. Manuso of $60,960 from a $2 million employer life insurance policy for a 24-month period and plus (iii) career transition services for 24 months at an assumed total cost of $24,000, each of which is subject to the execution and non-revocation of a general release of claims in favor of Astex. This column also includes, for Dr. Manuso, a $100,000 relocation reimbursement payment to move from California to New York to which Dr. Manuso may become entitled under the Manuso Agreement, in the event he undergoes an Involuntary Termination, including as a result of the Merger, including if he is not offered full-time employment as chairman, president or chief executive officer of the surviving entity. For other named executive officers, this column includes (i) employer-paid COBRA healthcare continuation coverage (or value of comparable coverage for U.K. employees) for the duration of the period used to calculate their cash severance under the Severance Plan, plus (ii) career transition services for 24 months at an assumed total cost of $24,000, which payments are subject to the executive officer executing and not revoking a general release of claims in favor of Astex. In addition, this column includes, for Dr. Jhoti and Dr. Buckland, a 10% of salary employer contribution to each employee's U.K. Personal Pension, to which they may become entitled if they receive notice pay during the 6-month period provided in their employment agreements.

(4)
Amounts in this column represent an estimate of the tax gross-up payments Dr. Manuso may become entitled to with respect to the relocation reimbursement, company provided family medical coverage for 24 months and the life insurance policy referenced in note (3) above, assuming a maximum tax rate of 71%, which includes a 20% tax imposed under Code Section 4999.

(5)
Amounts in this column represent the Accelerated 2013 Bonus and the Merger Success Bonus described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Astex—Severance Benefits and Bonus Arrangements with Executive Officers—Officer Severance Benefit Plan."

(6)
Actual payment to be £520,259, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger. Such exchange rate is subject to change.

(7)
Actual payments to total £381,523, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger, the Merger Success Bonus and the Accelerated 2013 Bonus. Such exchange rate is subject to change.

(8)
Actual payment to be £346,839, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger. Such exchange rate is subject to change.

(9)
Actual payments to total £231,226, which has been converted, for purposes of disclosure only, from British pounds sterling to U.S. dollars based on the exchange rate listed in The Wall Street Journal on September 4, 2013, the date that the Board approved the Merger, the Merger Success Bonus and the Accelerated 2013 Bonus. Such exchange rate is subject to change.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Schedule 14D-9 contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for Astex to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Astex's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Astex, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Astex at www.astex.com. Astex does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.    Exhibits.

        The following Exhibits are filed herewith or incorporated herein by reference:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(1)(A)	Offer to Purchase, dated September 13, 2013.	Schedule TO	9/13/13	(a)(1)(A)
(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).	Schedule TO	9/13/13	(a)(1)(B)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Schedule TO	9/13/13	(a)(1)(C)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	9/13/13	(a)(1)(D)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	9/13/13	(a)(1)(E)
(a)(2)(A)	Letter to stockholders of Astex Pharmaceuticals, Inc., dated September 13, 2013.				X
(a)(5)(A)	Form of summary advertisement, published September 13, 2013 in The Wall Street Journal.	Schedule TO	9/13/13	(a)(1)(F)
(a)(5)(B)	Press Release issued by Astex, dated September 5, 2013.	8-K	9/5/13	99.1
(a)(5)(C)	Opinion of Jefferies LLC, dated September 4, 2013 (included as Annex A to this Statement)				X
(e)(1)	Agreement and Plan of Merger, dated as of September 5, 2013 by and among Astex, Parent and Purchaser.	8-K	9/5/13	2.1
(e)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.	Schedule TO	9/13/13	(d)(2)
(e)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex.	Schedule TO	9/13/13	(d)(3)
(e)(4)	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	8/11/00	3.1
(e)(5)	Bylaws of the Registrant, as amended and restated on July 20, 2011.	10-Q	8/9/11	3.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(e)(6)	Certificate of Ownership and Merger dated September 9, 2011 between SuperGen, Inc. and Astex Pharmaceuticals, Inc.	8-K	9/13/11	3.1
(e)(7)	Form of Indemnification Agreement between the Registrant and each of its directors and officers.	SB-2	11/5/97	333-476-LA
(e)(8)	2003 Stock Plan, as amended effective June 20, 2012.*	S-8	1/18/13	4.1
(e)(9)	2008 Employee Stock Purchase Plan as amended March 7, 2013.*	S-8	8/19/13	4.1
(e)(10)	Amended and Restated Executive Employment and Confidential Information and Invention Assignment Agreement dated March 10, 2011 between Registrant and James S.J. Manuso.*	8-K	3/10/11	99.1
(e)(11)	Contract of Employment effective June 22, 2012 by and between Astex Therapeutics Limited and Dr. Harren Jhoti.*	8-K	6/28/12	99.1
(e)(12)	Confidentiality and Proprietary Information Deed effective June 22, 2012 by and between Astex Pharmaceuticals, Inc., Astex Therapeutics Limited, and Dr. Harren Jhoti.*	8-K	6/28/12	99.2
(e)(13)	Contract of Employment effective June 22, 2012 by and between Astex Therapeutics Limited and Martin Buckland.*	8-K	6/28/12	99.3
(e)(14)	Confidentiality and Proprietary Information Deed effective June 22, 2012 by and between Astex Pharmaceuticals, Inc., Astex Therapeutics Limited, and Martin Buckland.*	8-K	6/28/12	99.4
(e)(15)	Severance Benefit Plan for Officers effective June 22, 2012.*	8-K	6/28/12	99.5

*
Represents management contract or compensatory plan arrangements.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTEX PHARMACEUTICALS, INC.
By:	/s/ MICHAEL MOLKENTIN
	Name:	Michael Molkentin
	Title:	Chief Financial Officer

Dated: September 13, 2013

ANNEX A

[LETTERHEAD OF JEFFERIES LLC]

September 4, 2013

The Board of Directors
Astex Pharmaceuticals, Inc.
4140 Dublin Blvd., Suite 200
Dublin, California 94568

The Board of Directors:

        We understand that Astex Pharmaceuticals, Inc. ("Astex"), Otsuka Pharmaceutical Co., Ltd. ("Otsuka") and Autumn Acquisition Corporation, a wholly owned subsidiary of Otsuka ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) Acquisition Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.001 per share, of Astex ("Astex Common Stock") at a purchase price of $8.50 per share in cash (the "Consideration") and (ii) subsequent to the consummation of the Tender Offer, Acquisition Sub will be merged with and into Astex (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Astex Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Astex Common Stock (other than Otsuka, Acquisition Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed an execution version, provided to us on September 4, 2013, of the Agreement;

  (ii)
  reviewed certain publicly available financial and other information about Astex;

  (iii)
  reviewed certain information furnished to us by the management of Astex relating to the business, operations and prospects of Astex, including financial forecasts and estimates prepared by the management of Astex under alternative business scenarios;

  (iv)
  held discussions with members of senior management of Astex concerning the matters described in clauses (ii) and (iii) above;

  (v)
  held discussions, at the direction of Astex, with selected third parties to solicit indications of interest in the possible acquisition of Astex;

  (vi)
  reviewed the stock trading price history and implied multiples for Astex Common Stock and compared them with those of certain publicly traded companies that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Astex or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Astex that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical inspection of any of the properties or facilities, of Astex and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

The Board of Directors
Astex Pharmaceuticals, Inc.
September 4, 2013

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Astex as to the future financial performance of Astex under the alternative business scenarios reflected therein. We express no opinion as to any such financial forecasts or the assumptions on which they are made. We have relied upon the assessments of the management of Astex as to (i) the potential impact on Astex of governmental and regulatory policies and matters affecting the pharmaceutical industry and (ii) the validity of, and risks associated with, the existing and future products and intellectual property of Astex (including, without limitation, the timing and probability of successful development, testing and marketing of such products, approval thereof by appropriate governmental authorities, the validity and life of patents relating thereto and potential impact of generic competition).

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal, accounting or tax matters affecting Astex, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to Astex or its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences to Astex and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Astex Common Stock. We have assumed that the final form of the Agreement will be substantially similar to the execution version reviewed by us. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Astex or the Transaction.

        It is understood that our opinion is for the use and benefit of the Board of Directors of Astex (in its capacity as such) in its evaluation of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Astex, nor does it address the underlying business decision by Astex to engage in the Transaction or the terms of the Agreement or the documents referred to therein or any other agreements or arrangements entered into in connection with the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Astex Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Astex, other than holders of Astex Common Stock as expressly set forth herein. We express no opinion as to the price at which shares of Astex Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Astex's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

        We have been engaged by Astex to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and

The Board of Directors
Astex Pharmaceuticals, Inc.
September 4, 2013

the principal portion of which is payable contingent upon consummation of the Tender Offer. We will be reimbursed for expenses incurred in connection with our engagement. Astex also has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of Astex and, in the ordinary course of business, we and our affiliates may trade or hold securities of Astex, Otsuka and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may in the future seek to provide financial advisory and financing services to Otsuka, Astex or other entities affiliated with Otsuka, for which we would expect to receive compensation.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Astex Common Stock (other than Otsuka, Acquisition Sub and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

    c.
    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.